





05008075

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

10th May 2005

SUPPL


MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH, DC 183 SECTION

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Radar Research Limited – registered no. 3980540 – Annual return for the period ended 26 April 2005.
2. TNS Overseas Holdings (Epsilon) Limited - registered no. 3986121 – Annual return for the period ended 28 April 2005.
3. Taylor Nelson Sofres plc – registered no. 00912624 - Forms 88(2) return of allotments.
4. Taylor Nelson Sofres plc – registered no. 00912624 - Annual report & Accounts.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Jackie Stevens

Enc.



TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

10 May 2005

Dear Sir/Madam

Radar Research Limited registered no. 3980540
Annual return for the period ended 26 April 2005

TNS Overseas Holdings (Epsilon) Limited registered no. 3986121
Annual return for the period ended 28 April 2005

I enclose duly two completed and signed forms 363s annual return for the above-named companies together with a cheque for £60.00, being the filing fee due for the above companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States



Companies House

— for the record —

Company Name
RADAR RESEARCH LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3980540
Information extracted from Companies House records on
2nd April 2005

Section 1: Company details

Ref: 3980540/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description** 9999 Dormant

> *Please enter additional principal activity code(s) in*

Company Number - 3980540

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Judith PASSINGHAM **Address** 59-61 Uxbridge Road Rickmansworth Hertfordshire WD3 7DQ **Date of birth** 12/04/1962 **Nationality** British **Occupation** Market Research	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Judith PASSINGHAM ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3980540

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael William PENFORD **Address** Hill House Lower End Long Crendon Buckinghamshire HP18 9EF **Date of birth** 24/04/1953 **Nationality** British **Occupation** Tns Group Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Michael William PENFORD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Mark TIMS **Address** 17 Alderbrook Close Crowthorne Berkshire RG45 6DZ **Date of birth** 20/05/1956 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Mark TIMS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3980540

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 500,000	Number of shares issued
	Aggregate Nominal Value of issued shares £500,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 500.000	Total number of shares issued
	Total Nominal value of shares issued £500,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** IRI INFOSCAN LTD **Address** Eagle House The Ring Bracknell Berkshire RG12 1HB **Shares held** *Class* Ordinary / *Number* 200000	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** **IRI INFOSCAN LTD** *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES GROUP LTD **Address** West Gate London W5 1UA **Shares held** *Class* Ordinary / *Number* 300000	Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* ____ *Number* ____ ____ ____	**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD** *Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____

Company Number - 3980540

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 3980540



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 09/05/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *26/4/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th April 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA



Companies House

— for the record —

Company Name

TNS OVERSEAS HOLDINGS (EPSILON) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.

> If any details are wrong, strike them through and write the correct details in the "Amended details" column.

> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3986121

Information extracted from Companies House records on 3rd April 2005

Section 1: Company details

Ref: 3986121/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in*

Company Number - 3986121

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corp Treasurer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3986121

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH **Date of birth** 25/01/1964 **Nationality** British **Occupation** Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3986121

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200	Number of shares issued
	Aggregate Nominal Value of issued shares £200.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200	Total number of shares issued
	Total Nominal value of shares issued £200.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3986121

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary, *Number* 200	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 3986121

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			

Company Number - 3986121



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 09 / 05 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *28/4/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th April 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*

DX exchange



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

10 May 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose forms 88(2) for the allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	04	2005
To	30	04	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5000	1037	1214
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	86.25 p	183 p	91 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Greenwood Nominees	Class of shares allotted	Number allotted
Address: Crest Account, 142 GW, Member account NonCFM	Ordinary	2,251
20 Moorgate, London		
UK Postcode E C 2 R 6 D A		
Name: Tony Taylor	Class of shares allotted	Number allotted
Address: West Wing, 3 Bourne Close, Bourne End, Buckinghamshire	Ordinary	5,000
UK Postcode S L 8 5 N G		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 9/5/2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
Sofia.Bernsand@tns-global.com

Sofia Bernsand
Assistant Company Secretary

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

10 May 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Annual Report & Accounts

I enclose duly completed and signed copy of the Annual Report and Accounts for the year ended 31 December 2004.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**